

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Samuel Masucci, III
ETF Managers Capital LLC
ETF Managers Group Commodity Trust I
30 Maple Street
Suite 2
Summit, NJ 07901

> **Re: ETF Managers Group Commodity Trust I**
> **Registration Statement on Form S-1**
> **Filed March 23, 2021**
> **File No. 333-254634**

Dear Mr. Masucci:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer, Legal Branch Chief, at 202-551-3758 with any questions.

> Sincerely,
>
> Division of Corporation Finance
> Office of Finance